Exhibit 99.3

CONSENT OF INDEPENDENT VALUATION EXPERT

We hereby consent to: (1) the reference to our name (including under the heading “Experts”) and description of our role in the valuation process of the real estate properties of KBS Real Estate Investment Trust III, Inc. (the “Company”) in the prospectus supplement (the “Supplement”) to the prospectus contained in Post-Effective Amendment No. 24 to the Company’s Registration Statement on Form S-11, File No. 333-164703, and (2) the inclusion in the Supplement that the total appraised value of the Company’s real estate properties of $1,722.9 million represents the sum of the appraised values of each of the Company’s real estate investments contained in the individual property appraisal reports provided by us to the Company as of the date of each such report.

/s/ CBRE, Inc.
CBRE, Inc.

April 15, 2015